Filed Pursuant to Rule 424(b)(3)

Registration No. 333-286625

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 9 DATED OCTOBER 19, 2026

TO THE PROSPECTUS DATED APRIL 21, 2026

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated April 21, 2026 (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock sold in our current public offering as of November 1, 2026;
•
to disclose the calculation of our September 30, 2026 net asset value ("NAV") per share/unit for all share/unit classes;
•
to provide an update on the status of our current public offering (the "Offering"); and
•
to disclose the adoption by our board of directors of the Board Policy with Respect to Certain Charter Provisions, which is attached to this Supplement.

November 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2026 (and repurchases, if applicable, as of October 31, 2026) is as follows:

Transaction Price (per share)
Class S	$21.3022
Class D	$21.3928
Class I	$21.1732
Class F-I	$21.1306
Class A-I	$21.8169
Class A-III	$21.7546

The transaction price for each of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares and Class A-III shares is equal to such class's NAV per share as of September 30, 2026. A detailed presentation of the NAV per share/unit is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price, if applicable, for each share class equals the transaction price of such class.

September 30, 2026 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines approved by our board of directors. Our NAV per share is posted on our website at https://gwms.apollo.com/realtyincomesolutions and is made available on our toll-free, automated telephone line at 888-926-2688. Please refer to "Net Asset Value Calculation and Valuation Guidelines" in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the NAV of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares, Class A-III shares, Class E shares and units of ARIS Operating Partnership L.P. (the "Operating Partnership") held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of September 30, 2026 ($ and shares/units in thousands):

Components of NAV	September 30, 2026
Investments in real estate	$1,196,400
Investments in real estate debt	1,243,632
Investments in unconsolidated entities (1)	122,547
Cash and cash equivalents	104,455
Restricted cash	5,277
Other assets	15,221
Mortgage notes and revolving credit facility, net	(225,364)
Secured debt arrangements, net	(590,671)
Other liabilities	(30,237)
Accrued performance participation allocation	(342)
Management fee payable	(1,375)
Net asset value	$1,839,543
Number of outstanding shares/units	84,543

(1) Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of September 30, 2026, our allocable share of the gross real estate asset value held by such entities was $218.5 million.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2026 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class S Shares	Class D Shares	Class I Shares	Class F-I Shares	Class A-I Shares	Class A-III Shares	Class E Shares(1)	Third-party Operating Partnership Class A-I Units(2)	Third-party Operating Partnership Class E Units(2)	Total
Net asset value	$287	$110	$35,638	$26,296	$506,012	$1,102,414	$35,440	$127,132	$6,214	$1,839,543
Number of outstanding shares/units	13	5	1,683	1,244	23,194	50,675	1,618	5,827	284	84,543
NAV per share/unit as of September 30, 2026	$21.3022	$21.3928	$21.1732	$21.1306	$21.8169	$21.7546	$21.9094	$21.8169	$21.9094	$21.7586

___________

(1)
Class E shares of our common stock are offered to certain of Apollo's affiliates and employees and our directors in one or more private placements.
(2)
Includes the units of the Operating Partnership held by parties other than the Company.

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate and real estate debt are initially valued at cost. Once we establish new values for our real estate investments, we provide information on key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto. The valuations of our real properties as of September 30, 2026, excluding certain newly acquired properties that are held at cost which we believe reflects the fair value of such properties, were provided by the independent valuation advisor in accordance with our valuation procedures. Certain key assumptions that were used by the independent valuation advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property types where we have multiple real estate investments. Once we own more than one retail property, provided that each has been subject to an independent valuation by the independent valuation advisor, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.6%	6.1%
Multifamily	7.2%	5.4%

A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values
Discount rate	0.25% Decrease	+1.93%	+1.98%
(weighted average)	0.25% Increase	(2.03)%	(1.94)%
Exit Capitalization Rate	0.25% Decrease	+2.49%	+3.14%
(weighted average)	0.25% Increase	(2.44)%	(2.86)%

Our total NAV presented in the following tables includes the NAV of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares, Class A-III shares, Class E shares and units of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of August 31, 2026 ($ and shares/units in thousands):

Components of NAV	August 31, 2026
Investments in real estate	$1,193,179
Investments in real estate debt	1,172,701
Investments in unconsolidated entities (1)	120,277
Cash and cash equivalents	82,894
Restricted cash	4,082
Other assets	12,089
Mortgage notes at fair value, net of deferred financing costs	(232,065)
Secured debt arrangements, net	(540,529)
Other liabilities	(30,925)
Accrued performance participation allocation	(280)
Management fee payable	(1,333)
Net asset value	$1,780,090
Number of outstanding shares/units	82,199

(1) Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of August 31, 2026, our allocable share of the gross real estate asset value held by such entities was $218.2 million.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2026 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class S Shares	Class D Shares	Class I Shares	Class F-I Shares	Class A-I Shares	Class A-III Shares	Class E Shares(1)	Third-party Operating Partnership Class A-I Units(2)	Third-party Operating Partnership Class E Units(2)	Total
Net asset value	$286	$109	$33,735	$26,499	$495,694	$1,058,473	$32,728	$126,519	$6,047	$1,780,090
Number of outstanding shares/units	13	5	1,599	1,259	22,831	48,887	1,501	5,827	277	82,199
NAV per share/unit as of August 31, 2026	$21.2338	$21.3142	$21.0990	$21.0485	$21.7116	$21.6516	$21.8042	$21.7116	$21.8042	$21.6558

___________

(1)
Class E shares of our common stock are offered to certain of Apollo's affiliates and employees and our directors in one or more private placements.
(2)
Includes the units of the Operating Partnership held by parties other than the Company.

Status of Our Current Public Offering

We are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued in the Offering approximately (i) 25,673,435 shares of our common stock (consisting of approximately 20,382,301 Class A-III shares, 4,570,213 Class A-I shares, 712,948 Class I shares, and 7,973 Class S shares) in our primary offering for total proceeds of approximately $551.5 million and (ii) 801,343 shares of our common stock (consisting of approximately 182,885 Class A-III shares, 574,934 Class A-I shares, 16,648 Class F-I shares, 26,338 Class I shares, 300 Class D shares and 238 Class S shares) pursuant to our distribution reinvestment plan for a total value of approximately $17.2 million. No other classes of shares were issued or sold in the Offering as of the date hereof. As of September 30, 2026, our aggregate NAV was approximately $1.8 billion. We intend to continue selling shares in the Offering on a monthly basis.

Board Policy with Respect to Certain Charter Provisions

Shares of our common stock are not listed on a national securities exchange. Therefore, as required, we register our public offering in each state in which we offer securities for sale. In offerings that are subject to their regulation, most states hold real estate investment trusts (“REITs”) to substantially similar standards to those set forth in the NASAA REIT Guidelines, which were recently amended. In connection with the annual renewal of our follow-on offering with the states, the securities administrators in certain states identified provisions in our charter that vary from the exact wording in the NASAA REIT Guidelines, as recently amended. As a condition to registering our ongoing public offering in these states, these securities administrators required our board of directors to adopt a policy addressing those differences.

On September 25, 2026, our board of directors adopted the Board Policy with Respect to Certain Charter Provisions (the “Board Policy”). The Board Policy provides for us to act consistently with certain standards requested by these state securities administrators. Specifically, the Board Policy defines the standards of conduct applicable to persons selling, recommending or providing investment advice regarding our shares; limits indemnification for alleged violations of federal or state securities laws or those standards of conduct to the circumstances specified in the Board Policy; and establishes additional requirements for determining the suitability and appropriateness of investments in our common stock.

The above is only a summary the Board Policy. A complete copy of the Board Policy is attached to this Supplement.

APOLLO REALTY INCOME SOLUTIONS, INC.

Board Policy with Respect to Certain Charter Provisions

September 25, 2026

It shall be a policy of the Board of Directors of Apollo Realty Income Solutions, Inc. (the “Corporation”) that the Corporation act in a manner consistent with certain conduct standards requested by certain state securities administrators in connection with the registration of the public offering of the Corporation. Terms not otherwise defined below are given the meaning ascribed to them in the Third Articles of Amendment and Restatement of the Corporation (the “Charter”).

A.
Conduct Standards. The term “Conduct Standards” shall mean one or more standards of conduct required of or owed by the Person selling, recommending, or providing investment advice relating to the Shares to the Stockholder or prospective Stockholder under federal or state law or standards set by self-regulatory organizations. Standards of conduct owed by such Persons include, but are not limited to, suitability obligations, compliance with Regulation Best Interest, 17 C.F.R. § 240.15l-1, requirements under the Employee Retirement Income Security Act of 1974, 29 U.S.C. §§ 1001-1461, or the Code and/or federal or state fiduciary duties.
B.
Notwithstanding anything to the contrary contained in Section 13.3(a) of the Charter, the Corporation shall not provide indemnification to an Indemnitee or any Person acting as a broker-dealer, associated person, registered investment adviser or investment adviser representative for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws or Conduct Standards by such party unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law or Conduct Standard violations as to such party; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to such party; or (iii) a court of competent jurisdiction approves a settlement of the claims against such party and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the Commission and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.
C.
Determination of Suitability of Sale. The Sponsor and each Person selling Common Shares on behalf of the Corporation and each broker or dealer or registered investment adviser recommending the purchase of Shares to a customer shall make every reasonable effort to determine that the purchase of Common Shares by a Stockholder is in compliance with applicable Conduct Standards and is a suitable and appropriate investment for such Stockholder. In making this determination, the Sponsor or each Person selling Common Shares on behalf of the Corporation, or each broker or dealer or registered investment adviser recommending the purchase of Shares to a customer shall ascertain that the prospective Stockholder: (a) meets the minimum income and net worth standards established for purchasing Common Shares; (b) can reasonably benefit from an investment in Common Shares based on the prospective Stockholder’s overall investment objectives and portfolio structure; (c) is able to bear the economic risk of the investment based on the prospective Stockholder’s overall financial situation; and (d) has apparent understanding of (i) the fundamental risks of the investment; (ii) the risk that the Stockholder may lose the entire investment; (iii) the lack of liquidity of the Common Shares; (iv) the restrictions on transferability of the Common Shares; and (v) the tax consequences of the investment.

The Sponsor or each Person selling Common Shares on behalf of the Corporation, or each broker or dealer or registered investment adviser recommending the purchase of Common Shares to a customer, shall make this determination with respect to each prospective Stockholder on the basis of information it has obtained from or on behalf of such prospective Stockholder, including information indirectly

Apollo Realty Income Solutions, Inc.
Board Policy with Respect to Certain Charter Provisions
September 25, 2026

obtained from a prospective stockholder through such stockholder’s investment adviser, financial advisor or bank acting as a fiduciary. Relevant information for this purpose will include at least the age, tax status, investment objectives, investment time horizon, investment experiences, income, net worth, financial situation and needs, liquidity needs, risk tolerance and other investments of the prospective Stockholder, as well as any other pertinent factors.

The Sponsor or each Person selling Common Shares on behalf of the Corporation, or each broker or dealer or registered investment adviser recommending the purchase of Common Shares to a customer shall maintain records of the information used to determine that an investment in Common Shares is suitable and appropriate for a Stockholder. The Sponsor or each Person selling Common Shares on behalf of the Corporation, or each broker or dealer or registered investment adviser recommending the purchase of Common Shares to a customer shall maintain these records for at least six years.